UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March, 2014

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 5, 2014, AudioCodes Ltd. (the “Company”) announced the pricing of an underwritten public offering (the “Offering”) of 3,500,000 of its ordinary shares at a purchase price of $8.00 per share. The gross proceeds to the Company from the Offering are expected to be $28 million, before deducting underwriting discounts and other estimated offering expenses. The Company has granted the underwriters, William Blair & Company, L.L.C., Needham & Company, LLC and Oppenheimer & Co. Inc. (the “Underwriters”), a 30-day option to purchase up to an aggregate of 525,000 additional ordinary shares to cover overallotments, if any. All of the shares in the Offering are to be sold by the Company. The Offering is expected to close on or about March 10, 2014, subject to customary closing conditions. The press release announcing the Offering is filed as Exhibit 99.1 hereto.

In addition, a copy of the Underwriting Agreement between the Company and William Blair & Company, L.L.C., acting as representative of the Underwriters, is filed as Exhibit 1.1 hereto, a copy of the opinion of Naschitz, Brandes & Co., Advocates, relating to the legality of the sale and issuance of the Company’s ordinary shares in the Offering (including the consent of that firm) is filed as Exhibit 5.1 hereto, and the consent of Kost Forer Gabbay & Kasierer, the Company’s registered independent public accounting firm, is filed as Exhibit 23.1 hereto.

The information set forth in this Report on Form 6-K, the Underwriting Agreement filed as Exhibit 1.1, the opinion of Naschitz, Brandes & Co., Advocates filed as Exhibit 5.1, the consent of Kost Forer Gabbay & Kasierer filed as Exhibit 23.1 and the press release filed as Exhibit 99.1 are hereby incorporated by reference into (i) the Company’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Company’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Company’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Company’s Registration Statement on Form S-8, File No. 333-144825; (v) the Company’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Company’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Company’s Registration Statement on Form S-8, File No. 333-190437; and (viii) the Company’s Registration Statement on Form F-3, File No. 333-193209.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Guy Avidan
Guy Avidan
Chief Financial Officer

Dated: March 5, 2014

EXHIBIT INDEX

1.1	Underwriting Agreement, dated March 5, 2014, between AudioCodes Ltd. and William Blair & Company, L.L.C., as representative of the Underwriters.

5.1	Opinion of Naschitz, Brandes & Co., Advocates, dated March 5, 2014.

23.1	Consent of Kost Forer Gabbay & Kasierer.

99.1	Press release, dated March 5, 2014.